BLACK SANDS ENTERTAINMENT



IT'S OFFICIAL!



OUR NEXT INVESTMENT ROUND WILL BE...



ON MAY 7, 2023

BE THE FIRST TO GET IN!

HOW TO PARTICIPATE

THIS ROUND WILL NOT BE OPEN TO THE PUBLIC! It will only be open to previous investors OR **current** Patreon members.

Therefore, if you haven't had the chance to invest before but would like to participate in our next campaign, you can do so by becoming a Patreon member!

"WHY SHOULD I JOIN PATREON?"

BECAUSE PATRONS AND INVESTORS WILL GET IN EARLY!

EARLY ACCESS: APRIL 1, 2023
(NO JOKE!)



AND THE BEST PART!?

If you're one of the first to invest before we hit $500K, you'll receive 10% bonus shares! ***Those are FREE shares!***

WE DON'T RIDE THE WAVES...
WE CREATE THEM!

JOIN OUR PATREON

When you become a part of our Patreon community, you're not only supporting our movement but you're building up other talented creators!

Peep some of the additional perks our Patrons receive when they join our "Investment Access" tier:

- **CREDITS in EVERY production Black Sands Develops, including the app, show, and YouTube episodes**
- **VO acting opportunities**
- **EXCLUSIVE access to animation reels**
- **Monthly Company Report (Business Report)**
- **Early access to comic books from signed clients (MSRP $50+)**
- **Early access to any future equity rounds**
- **All digital comics from Black Sands Entertainment**


ULTIMATE HARDCOVER BUNDLE
BLACK SANDS
ANDIKA
FLAME

SHOP NOW


CODENAME
INAZUMA
MIKE STRONG

Codename Inazuma #1

$9.99


BLACK SANDS

Black Sands #11, Rally

$9.99


BLACK SANDS
TITAN WARS

Black Sands, Titan Wars #1

$9.99


CARTHAGE

Carthage #1 Rebel Ruins

$9.99

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MUNTU WARRIORS SERIES
MUNTU WARRIORS
MUNTU WARRIORS
MUNTU WARRIORS
ORIGIN STORIES
2


ULTIMATE BLACK HISTORY COLLECTION
BLACK SANDS
FLAME
CARTHAGE
MADAGASCAR
CODENAME INAZUMA
COSMIC GIRLS
LION'S GAME
Granada's Shadow

BLACK SANDS ENTERTAINMENT

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BLACK SANDS
ENTERTAINMENT

IT'S OFFICIAL!

Kevin Hart's Hartbeat Media Company Inks Partnership Deal With Black Sands Entertainment (EXCLUSIVE)

By BreAnna Bell

HARTBEAT

BLACK SANDS ENTERTAINMENT

[redacted]

Kevin Hart's Hartbeat media company has closed a partnership deal with Black-owned comic publishing house, Black Sands Entertainment, giving the comedian's business an equity stake in the company. Founded by husband and wife Manuel and Geiszel Godoy, BSE is known for popular graphic novels based on African history across the diaspora, including "Black Sands," "the Seven Kingdoms," and developing animated shorts.

As part of the agreement, Hartbeat will offer strategic advisory services to help push Black Sands' storytelling efforts into the TV and film realm. Currently, the two companies are collaborating on an animated feature and series focusing on the Black Sands eponymous flagship series.

[redacted]

A SPECIAL THANKS


KIA
NBA
CNN

We simply couldn't have done this without YOUR support!

We're incredibly excited to share what's to come, which leads us to....

THE NEXT ROUND

LET'S DO THIS!

We're on our way to becoming a TOP 10 ANIME STUDIO!

That means our next round will be coming up soon. Are you ready?

IMPORTANT: THIS ROUND WILL NOT BE OPEN TO THE PUBLIC!

- It will only be open to past investors AND Patreon members

Therefore, if you haven't invested before but would like to be a part of our future campaign, join Patreon to get in!

COP THESE WHILE YOU CAN



Codename Inazuma #1

$9.99

View



Black Sands #11, Rally

$9.99

View



Black Sands, Titan Wars #1

$9.99

View



Carthage #1 Rebel Ruins

$9.99

View


MADAGASCAR SERIES

Madagascar Series -history-

$16.00

View


MASKS OF THE ORISHA SERIES

Mask of the Orisha Series

$25.00

View

Complete Black Sands Series

$100.00

View


FLAME HARDCOVER SERIES


GRANADA'S SHADOW SERIES

Series
$55.00
View

Series -Moors-
$30.00
View

Don't miss out on the latest arrivals in the Black Sands Universe like *Granada's Shadow* and *Codename Inazuma*!

Want martial arts tournaments in ancient Mali? We got that.
Want assassin's creed in Moorish Spain? We got that.
Want the rebellion of the millennia in ancient *Carthage*? We got that.
The next chapter of *Black Sands*? *The First Pharaoh #2*? *Titan Wars*?

LISTEN.....We got all of that!



HOLIDAY ALERT

REMEMBER: *We have an extremely limited number of prints this holiday season for many of these titles. That means once they run out, there will be no opportunities to get them in before Christmas.*

It is strongly advised to do your holiday shopping now if you want to gift your kids Black Sands in time for the holidays.

THE FIRST PHARAOH #2 IS BACK!

GET YOURS


BLACK SANDS
THE FIRST PHARAOH
Manuel GODOY
SAMPAIO


BLACK SANDS
ENTERTAINMENT


BLACK SANDS
ENTERTAINMENT

THE MOST TRUSTED BLACK OWNED BRAND IN THE NATION

is taking investors May 7th and you are selected to be apart of it. This is real investment with Equity in Black Sands Entertainment.

In order to get access to the round before the public, you should probably sign up for our exclusive investment only double opt-in list. This list will be only about the investment round and give exclusive opportunities.

SIGN UP FOR THE INVESTMENT ROUND

MANDATORY CLUBHOUSE MEETING

If you want to invest in Black Sands Entertainment, you should absolutely attend our meeting on Saturday at 5 PM EST. This meeting will be very personal as you will be able to ask me questions directly on the call.

This is my new way of hosting meetings because it is much more personal and real. Sign up for the meeting here

MAJOR ACHIEVEMENT TODAY

We are excited to announce that we secured a massive $37,500 purchase order from Birmingham City Schools in Alabama. Every single sixth grader in the city will now have a copy of Black Sands. This is a huge step on the road to 100 million because now that we have a blueprint for massive purchase orders, we can duplicate that with cities all across the nation.

This company is going to get HUGE. I hope you are ready to invest! You might not ever get another chance.

JOIN THE BLACK SANDS FAMILY

PATRON SUBSCRIBERS INVEST APRIL 1ST

Early access for subscribers and 10% bonus shares

BLACK SANDS ENTERTAINMENT

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BLACK SANDS ENTERTAINMENT



FREE COACHING AND AMAs

We have an exclusive club on Clubhouse where we can talk about everything business and creative. Join our community and lets have critical discussions on the future of Black Comics.

Special session today at 6 pm EST

ATTEND CLUBHOUSE MEETING

THE MOST TRUSTED BLACK OWNED BRAND IN THE NATION

is taking investors May 7th and you are selected to be apart of it. This is real investment with Equity in Black Sands Entertainment.

In order to get access to the round before the public, you should probably sign up for our exclusive investment only double opt-in list. This list will be only about the investment round and give exclusive opportunities.

Current stats for the list: 400 applicants - $200k preregistered

SIGN UP FOR THE INVESTMENT ROUND

MAJOR ACHIEVEMENT THIS WEEK

We have secured over 400 registrations for the next investment round and over $200k committed for the first day. You don't want to miss early access.

JOIN THE BLACK SANDS FAMILY

PATRON SUBSCRIBERS INVEST APRIL 1ST

Early access for subscribers and 10% bonus shares


BLACK SANDS
ENTERTAINMENT

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BLACK SANDS ENTERTAINMENT



INVESTORS ON APRIL 1ST:



TIME IS FLYING

IMPORTANT REMINDER

In just a few weeks our exclusive investment round will open for previous investors and CURRENT Patreon members.

And you know what they say? If you ain't first, YOU LAST!

AND THE BEST PART!?

Those who get in before we hit $500K will receive a 10% bonus in shares!

SECURE YOUR SPOT!

"WHY SHOULD I JOIN PATREON?"

BECAUSE PATRONS GET IN EARLY!



EARLY ACCESS: APRIL 1, 2023
(NO JOKE!)

JOIN OUR PATREON

When you join our Patreon community, you're not only supporting our movement but you're building up other talented creators!

Peep some of the additional perks you receive in the "Investment Access" tier:

- **CREDITS in EVERY production Black Sands Develops, including the app, show, and YouTube episodes**
- **VO acting opportunities**
- **EXCLUSIVE access to animation reels**
- **Monthly Company Report (Business Report)**

- Early access to comic books from signed clients (MSRP $50+)
- Early access to any future equity rounds
- **All digital comics from Black Sands Entertainment**

CHECK OUT OUR NEW EDITIONS


MUNTU WARRIORS SERIES

View


MIKE STRONG

Codename Inazuma #1

$9.99

View



Black Sands #11, Rally

$9.99

View



Black Sands, Titan Wars #1

$9.99

View



Carthage #1 Rebel Ruins

$9.99

View

BLACK SANDS ENTERTAINMENT

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BLACK SANDS
ENTERTAINMENT

INVESTOR AND CAREER SUMMIT

On Saturday at 5 pm EST, we are hosting a special yearly review of Black Sands. The topics of this meeting will include the current state of Black Sands, the initiatives for 2023-2024, and career opportunities with Black Sands.

If you are one of the following, you could be working with us soon!

Voice Actors
Animators
Writers
Artists
Account Managers (sales)
Scouts
Editors
Regional Directors
Programmers (gaming)

The meeting will be available on Youtube, Linkedin, and Facebook. Choose the platform you prefer. This is an incredible opportunity to not just own stock in the best black comic book company in the nation, but also have a career making a difference in the black community.

Subscribe | Past Issues | RSVP on LinkedIn | Translate ▾

RSVP on YouTube


BLACK SANDS
ENTERTAINMENT

BLACK SANDS
ENTERTAINMENT

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BLACK SANDS ENTERTAINMENT

WELCOME TO **OUR MOVEMENT**


BLACK SANDS
THE SEVEN KINGDOMS

WHO WE **ARE**





MANUEL GODOY

PRESIDENT - AUTHOR

As the creator of Kids 2 Kings and Sons of Nibiru, Manuel Godoy always had a knack for running a team and eventually a business. Once he finished his degree in Economics, he started looking at production and creativity from an economic perspective.This focus has led to the rapid growth of Black Sands Entertainment, which has since published over 25+ titles and generated $2 million+ in revenue.



GEISZEL GODOY

CO-PUBLISHER - AUTHOR

Married to Manuel Godoy, Geiszel joined the writing game in August of 2017 when she created Mori's Family Adventures. Her focus on traditional families and organization has brought her extreme success in the genre.

"The family unit is untapped in today's society because everyone wants to entertain either the child or the parent. Why can't we do both and educate them as well?"

READ MORE

WE'RE REDEFINING ***CULTURE***



JOIN OUR COMMUNITY

When you become a part of our Patreon community, you're not only supporting our movement but you're building up other talented creators!

Peep some of the additional perks our Patrons receive when they join our "Investment Access" tier:

- **CREDITS in EVERY production Black Sands Develops, including the app, show, and YouTube episodes**
- **VO acting opportunities**
- **EXCLUSIVE access to animation reels**
- **Monthly Company Report (Business Report)**
- **Early access to comic books from signed clients (MSRP $50+)**
- **Early access to any future equity rounds**
- **All digital comics from Black Sands Entertainment**

AND THERE'S ***MORE...***

When you become a Patreon member, you get early access to our exclusive investment round on April 1st (no joke)!

This investment round will not be open to the public and only previous investors or current Patreon members will be able to participate.

AND THE BEST PART!?
If you're one of the first to invest before we hit $500K, you'll receive 10% bonus shares! ***Those are FREE shares!***

Don't forget to connect with us on Clubhouse for Investor Meetings!

INVESTOR MEETINGS

SUPPORT ***BLACK CREATORS***


THE ORISHA
#1
H.ANTHONY
R.BROUSSARD

CODENAME
INAZUMA
#1

FLAME
#1

BLACK SANDS
#2

FANTASY / ACTION

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GIRLS

STRONG WOMEN


Shadow
CARTHAGE



History - Myth

- Authentic and original stories based on cultural history.

VIEW OUR COLLECTIONS

BEFORE YOU GO...
TUNE IN **LIVE & SUBSCRIBE!**


ULTIMATE GUIDE
TO SELF PUBLISHING

LISTEN ON SPOTIFY

LISTEN ON APPLE PODCASTS

FOLLOW US ON INSTAGRAM


BLACK SANDS
THE SEVEN KINGDOMS
Rumble in Kerma
- part 1 -

EXPLORE THE SEVEN KINGDOMS

BLACK SANDS ENTERTAINMENT

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BLACK SANDS ENTERTAINMENT



THIS SATURDAY AT 5 PM EST



The moment you've been waiting for is almost here! We'll be going LIVE for our special yearly review of Black Sands. You can join us live YouTube, LinkedIn, or Facebook.

RSVP on YouTube

The topics for this meeting will include the current state of Black Sands, the initiatives for 2023-2024, and career opportunities with Black Sands.

At Black Sands, we have so many exciting opportunities for fans, supporters, and creators in the following careers:

Voice Actors
Animators
Writers
Artists
Account Managers (sales)
Scouts
Editors
Regional Directors
Programmers (gaming)

This is an incredible opportunity to not just own stock in the best Black-owned comic book company in the nation, but also having a career that positively impacts the Black community.


BLACK SANDS
ENTERTAINMENT

Subscribe Past Issues Translate

BEFORE YOU GO...


ATTENTION PLEASE
cameo

SECURE EARLY ACCESS!

On April 1st, our early access investment round will open for previous investors and CURRENT Patreon members.

And you know what they say? ***If you ain't first, YOU LAST!***

Trust me, YOU DON'T WANT TO BE LAST because those who get in before we hit $500K will receive a 10% bonus in shares!

BLACK SANDS ENTERTAINMENT



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BLACK SANDS ENTERTAINMENT



BEGINS AT 5 PM EST



The moment you've been waiting for is almost here! We'll be going LIVE for our special yearly review of Black Sands. You can join us live YouTube, LinkedIn, or Facebook.

Attend on YouTube

BEFORE YOU GO...


ATTENTION PLEASE
cameo

I AM GIVING YOU EXCLUSIVE ACCESS TO TICKETS TO OUR LIVE CONVENTION IN HARLEM ON LAUNCH DAY MAY 7TH

Use code **EARLYBIRD** Before the end of Sunday to get 50% off tickets! Secure yours now on EVENTBRITE

INVESTOR SUMMIT IN HARLEM TICKETS

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BLACK SANDS
ENTERTAINMENT

SECURE EARLY ACCESS!

On April 1st, our early access investment round will open for previous investors and CURRENT Patreon members.

*And you know what they say? **If you ain't first, YOU LAST!***

Trust me, YOU DON'T WANT TO BE LAST because those who get in before we hit $500K will receive a 10% bonus in shares!

BLACK SANDS ENTERTAINMENT



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BLACK SANDS
ENTERTAINMENT



WE'RE BUILDING AN EMPIRE



At Black Sands, our investors know that we have an EMPIRE STATE OF MIND: the ability to create for our own and set a new precedent.

Not only are we creating a legacy that will revolutionize Anime and mainstream entertainment for our youth, but we are creating an empire that actually gives back to our community!

That's why we are hosting our inaugural Investor Summit in Harlem, New York on Sunday, May 7th.

From the Harlem Renaissance to the Civil Rights Movement, Harlem continues to be an integral part of Black history and a hub of unity for our culture.

And guess what? Until Friday, tickets to the Investor Summit are 50% OFF!

JOIN US IN HARLEM

ENTER "EARLYBIRD" AT CHECKOUT




BLACK SANDS
ENTERTAINMENT

Use the code "EARLYBIRD" for 50% off tickets and secure this exclusive opportunity to be a part of our historic event!

INVESTOR SUMMIT TICKETS


BLACK SANDS
ENTERTAINMENT

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BLACK SANDS
ENTERTAINMENT

THAT FACE YOU MAKE WHEN YOU FORGOT TO JOIN OUR PATREON AND THE INVESTMENT ROUND JUST CLOSED



DON'T LET THIS BE YOU!

PATREON MEMBERS GET EARLY ACCESS TO OUR INVESTMENT ROUND ON APRIL 1ST.

Time is ticking and before you know it, our round will be over! Don't miss this opportunity to secure your 10% bonus in shares when you invest before we hit $500K. You know what they say: you snooze, you lose!

And in 2023, that won't fly because we're all about winning **TOGETHER!**



We are creating a legacy that will revolutionize Anime and entertainment for our youth!



CAREER OPPORTUNITIES WITH BLACK SANDS

When you join our Patreon, you'll be the first to know about the upcoming career openings we have at Black Sands. Check them out below!

Voice Actors
Animators
Writers
Artists
Account Managers (sales)
Scouts
Editors
Regional Directors
Programmers (gaming)

IT'S TIME TO SHOOT YOUR SHOT

LET'S DO THIS!



ICYMI: INVESTOR SUMMIT TICKETS ARE 50% OFF!

SECURE YOUR TICKETS




BLACK SANDS
ENTERTAINMENT

Use the code "EARLYBIRD" for 50% off tickets and secure this exclusive opportunity to be a part of our historic event!

JOIN US IN HARLEM

BLACK SANDS
ENTERTAINMENT

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BLACK SANDS
ENTERTAINMENT

What if you had invested $10,000 in Netflix in 2002?


BIDNESS ETC
NETFLIX

TODAY: YOUR INVESTMENT WOULD BE WORTH $3.2 MILLION!

"But, $10,000 is a LOT". Well, check THIS out:

What if you had invested just $500 in Disney in 1957?

TODAY: YOUR INVESTMENT WOULD BE WORTH $2.6 MILLION!
(And that doesn't even include the dividends! SHEESH!)

NOW, what if these companies truly backed diverse stories?

We ALL saw what the *Black Panther* franchise and *Squid Game* did for Disney and Netflix respectively.

But to show how "invested" and thankful they were, Netflix underpaid the creator of *Squid Game* (Hwang Dong-hyuk) a speculated 7-figures, while making almost a BILLION from the franchise alone!

And Disney? Well, it was reported that they paid Letitia Wright a measly $700,000 for her LEAD role as Shuri/Black Panther in *Wakanda Forever,* one of the biggest box offices successes for Disney in 2022.

So, that leaves one question: When are you going to start investing in companies that value and believe in you?


BLACK SANDS
THE SEVEN KINGDOMS

LET'S DO THIS TOGETHER

INVEST IN YOUR FUTURE.
INVEST IN BLACK SANDS.
INVEST IN BLACK CREATORS.

We are committed to telling stories that represent a wide range of perspectives and experiences. Did you know that research has shown that companies with diverse teams are more innovative and make better decisions, leading to increased profitability?

More notably, animation and publishing are some of the fast-growing sectors today! Can you guess one of the key factors affecting these industries right now? An increasing demand for diverse content!

By investing in us, you're not only supporting a business that values diversity and inclusion, but one that keeps these values at the forefront of ALL that we do!



But don't just take our word for it, our empire has already garnered critical acclaim and a passionate fan base for our unique and inclusive storytelling.

With your investment, we can continue to create groundbreaking content that resonates with audiences around the world!

As we grow, you'll be a part of creating the next generation of Black writers,

storytellers, animators, and educators who are elevating our culture. So, join us in our mission and help us create a brighter future.

PATREON MEMBERS GET EARLY ACCESS TO OUR INVESTMENT ROUND ON APRIL 1ST.

JOIN OUR PATREON

We are now 11 days away from the big day!

Remember: When you invest with us, you are also investing in YOUR future!



BEFORE YOU GO:
INVESTOR SUMMIT TICKETS ARE ON SALE!

Use the code "EARLYBIRD" for 50% off tickets and secure this exclusive opportunity to be a part of our historic event!

JOIN US IN HARLEM


BLACK SANDS
ENTERTAINMENT

BLACK SANDS ENTERTAINMENT

BLACK SANDS ENTERTAINMENT



Important read

OUR KIDS DESERVE A LEGACY

Manuel Godoy here,

In the past, the media has been infatuated with engrossing our kids in the most negative time in history, slavery and civil rights. While it is important to be aware of these dark times, to focus exclusively on them is in fact racist.

Why is it racist?

Because if you only ever show how people were second rate citizens, then the future that person assume can be possible is significantly less ambitious than that of a "first rate" citizen.

While white kids get told stories of the great julius Caesar, we get told the story of slaves. This is why Black Sands focuses exclusively on Black representation in ancient times. This is also why we are successful.

The overwhelming amount of parents agree that their kids deserve to be exposed to ancient cultures depicting them as Kings and Queens. Black Sands will never abandon this promise to you.

I hope to see you all soon on May 7th at the Schomburg Center for our LIVE in-person summit. Its time to celebrate black achievements and show the world that they can never police our thoughts again!

If you haven't secured your ticket yet, there is still time to get 50% off.

Use **code EARLYBIRD** at checkout.

GET TICKETS TO SUMMIT



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BLACK SANDS
ENTERTAINMENT

GUESS WHO GOT FEATURED IN FORBES?



"Now, with $3 million in revenue, the company is focused on a strategy to boost growth, primarily through sales to schools!"

READ THE ARTICLE HERE

DON'T BE A FOOL
ON APRIL FOOLS'!

JOIN US ON PATREON


SONIC 2

PATREON MEMBERS GET EARLY ACCESS TO OUR INVESTMENT ROUND THIS SATURDAY

We are creating a legacy that will revolutionize Anime and entertainment for our youth!

LET'S DO THIS!

INVESTOR SUMMIT TICKETS ARE 50% OFF!

Use the code "EARLYBIRD" for 50% off tickets and secure this exclusive opportunity to be a part of our historic event!

SECURE YOUR TICKETS

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ENTERTAINMENT

BLACK SANDS ENTERTAINMENT

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APRIL IS FINALLY HERE!


LET'S GET READY TO

At Black Sands, we believe in transparency and as we wrap up the final stage of our annual audit, we would like to share an important update.

Due to the likely delay by the Securities and Exchange Commission (SEC), our investment round will open next week.

So, what does this mean? *If you haven't invested with us before and you're not yet a Patreon member, fortunately, you now have a few more days to join before our round is officially live!*

Don't forget that those who invest before we hit $500K will receive a

"How do bonus shares work?" *Well, if you were to invest $2500 in our next investment round, then you would receive an additional $250 worth of shares for free!*

This is an amazing opportunity to further maximize your returns, so you definitely don't want to risk procrastinating with your investment.

In just a few days, we're going to the MOON and we can't wait for you to see what we have in store for the Black Sands Universe!

BEFORE YOU GO


OSSI

DON'T FORGET TO SUBSCRIBE TO PATREON!

BLACK SANDS PATREON

We are creating a legacy that will revolutionize Anime and pave the new way forward for Black creators! Together, we can redefine the entertainment industry through positive, cultural impact. *Are you ready for the new era?*

Then, take the next step with us and invest in our future!

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THE ORISHA
#1
CODENAME
INAZUMA
FLAME
BLACK SANDS
#2

FANTASY / ACTION

BLACK SANDS ENTERTAINMENT

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.